Oncolytics Biotech® to Participate in a Panel Presentation at Canaccord Genuity’s Horizons in Oncology Virtual Conference

SAN DIEGO, CA and CALGARY, AB, April 12, 2023 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC) today announced that Chief Medical Officer Thomas Heineman, M.D., Ph.D., will participate in the Viral Immunotherapy – Moving Forward panel at Canaccord Genuity’s Horizons in Oncology Virtual Conference, which is taking place virtually on April 20, 2023. Additional details on the panel presentation can be found below.

Date: Thursday, April 20, 2023
Time: 9:00 a.m. ET
Panel Title: Viral Immunotherapy – Moving Forward

A live webcast of the panel presentation will be available to registered attendees of the conference through the conference website. Company management will also be participating in virtual one-on-one investor meetings at the conference. To schedule a meeting, contact your Canaccord representative or email jpatton@oncolytics.ca.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. This compound induces anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved oncology treatments. Oncolytics is currently conducting and planning clinical trials evaluating pelareorep in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies as it advances towards registration studies in metastatic breast cancer and pancreatic cancer. For further information, please visit: www.oncolyticsbiotech.com.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com